Exhibit 12.1

CALCULATIONS OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

	Nine Months Ended September 30,
		Year Ended December 31,
	(Dollars in thousands)
	2008	2007	2006	2005	2004	2003
Earnings available to cover fixed charges:	$(23,212)	$(28,190)	$(24,772)	$(21,914)	$(1,756)	$(9,003)
Fixed charges:	266	475	601	452	334	280
Ratio of earnings to fixed charges:	$-	$-	$-	$-	$-	$-

For all periods presented, earnings are insufficient to cover fixed charges. Coverage is deficient by the following amounts:

	$(23,478)	$(28,665)	$(25,373)	$(22,366)	$(2,090)	$(9,283)

Calculation of earnings available:
Net loss	$(23,504)	$(28,672)	$(25,447)	$(26,538)	$(2,090)	$(9,283)
Equity loss from investment in joint venture	26	7	74	4,172	-	-
Fixed charges	266	475	601	452	334	280
Earnings available to cover fixed charges	$(23,212)	$(28,190)	$(24,772)	$(21,914)	$(1,756)	$(9,003)

Calculation of fixed charges:
Interest expense	$60	$155	$199	$137	$177	$126
Rent expense estimated interest*	206	320	402	315	157	154
Fixed charges	$266	$475	$601	$452	$334	$280

* Amount is estimated at 25% of building rent expense